ADINO ENERGY CORPORATION

2500 CityWest Blvd, Ste 300

Houston, TX  77042

281.209.9800 office   281.436.6036 fax

March 6, 2009

Attn: Sandy Eisen

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

RE:

Adino Energy Corporation

Form 10KSB for Fiscal Year Ended December 31, 2007 Filed April 15, 2008 and Amended April 22, 2008, and August 11, 2008

Supplemental Responses dated December 22, 2008 and February 25, 2009

Dear Ms. Eisen:

We are in receipt of your correspondence of February 25, 2009 regarding the above filings, and are submitting our response herein. Our responses below are keyed to the letter items in your letter of February 25, 2009:

1)

Regarding Note 3 – Lease Commitments, we agree with your assessment that according to Paragraph 33 of SFAS 13, as amended by SFAS 28, we should have amortized the deferred gain in proportion to the amortization of the leased asset (15 years) instead of over the life of the capital lease (18 months).

Additionally we concur that upon expiration of the terminal capital lease on September 30,

2008, the remaining non-amortized gain then be amortized over the term of the subsequent   operating lease, 60 months.

Quarter ended	Net increase (decrease) in net assets	Net change in income (loss)	Net increase (decrease) in earnings per share, basic

March 31, 2007	no change	no change	no change
June 30, 2007	$ (222,058)	$ (222,058)	$ (0.00)
September 30, 2007	$ (222,058)	$ (222,058)	$ (0.00)
December 30, 2007	$ (222,057)	$ (222,057)	$ (0.00)

March 31, 2008	$ (222,059)	$ (222,059)	$ (0.00)
June 30, 2008	$ (222,059)	$ (222,059)	$ (0.00)
September 30, 2008	$ (222,055)	$ (222,055)	$ (0.00)

The above change in the deferred gain liability and gain on lawsuit will result in the following changes to the financial statements:

Upon your approval, the Company will file all outstanding corrections to all 2007 reporting periods within the December 31, 2007 10KSB(A), including appropriate disclosures and Management Discussion and Analysis, as previously approved by the SEC in the letter to Adino Energy Corporation dated May 1, 2008.

Fortunately, the Company has positioned itself to file the December 31, 2008 10K considerably earlier than the required filing date of March 31, 2009.  The Company believes that it is likely that the December 31, 2008 10K will be filed by March 13, 2009.

With the pending 2008 10K filing date so near, the Company respectfully requests that we be allowed to reflect changes to the March 31, June 30 and September 30, 2008 10Q filings as a detailed footnote to the December 31, 2008 10K.  The Company plans to reflect comparative financial statements showing amounts reported prior to and after the above corrections.  Additionally, we will fully discuss and disclose the changes to those periods in the appropriate 10K sections, including Management’s Discussion and Analysis.

We acknowledge the following:

•

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings.

•

SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•

We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to receiving the staff’s approval to file our amended Forms 10-KSB and Form 10-K for the periods ended December 31, 2007 and 2008, respectively.

Sincerely,

________________________________

Timothy G. Byrd, Sr.

Chief Executive Officer